DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

October 1, 2003 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated October 1, 2003

Enclosed is a copy of our News Release dated October 1, 2003 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

October 1, 2003

TSX Venture: DTA
No. of Pages: 3

NEWS RELEASE

Re: Acquisition of a Gold Prospect, Tintina Gold Belt, Southeastern Yukon, "HY Property", with gold quartz vein and stockwork occurrences and possible limestone replacement mineralization within hydrothermal system

Dentonia Resources Ltd. ("Dentonia") and Phelps Dodge Corporation of Canada, Limited (Phelps Dodge) have signed a Letter of Intent, dated September 4, 2003, whereby Dentonia has the right to option the HY Property and obtain a 100% interest in this Property, subject to a back-in, or alternatively royalty payments, as set out below. The terms of the Option are subject to regulatory approval.

The HY Property consists of (48), two post mineral claims, about 1,000 hectares, recorded in the name of Phelps Dodge, located north of the Hyland River, approximately 185 km north of Watson Lake, within the Tintina Gold Belt, southeastern Yukon, Watson Lake Mining District.

Access to the HY Property is via helicopter from Watson Lake or from the Nahanni Range Road, which lies within 10km of the HY Property.

The Tintina Gold Belt, an arc of gold deposits, stretches from southeastern Yukon to southwestern Alaska and hosts a number of gold deposits such as the Donlin Greek (11.4 million oz Au), Fort Knox (7 million oz Au), Pogo (5.5 million oz Au at 0.55 oz/ton (18.90 gr./t Au)), currently undergoing mine permitting by Teck Cominco/Sumitano, Dublin Gulch (3.18 million oz Au), and Brewery Geek (1.3 million oz Au) and the Hyland Gold Prospect. All these deposits are located north westerly of the HY Property, except the Hyland Gold Prospect, which is located about 150 km south of the HY Property.

At Pogo the gold mineralization is hosted in two stacked quartz veins, 4-12 meters thick.

Gold mineralization in the Tintina Gold Belt occurs as intrusive plutons or as hydrothermal deposits, associated with faults or lineaments.

Major hydrothermal ore deposits, a possible model for the HY Property, are traceable for 10 to 1,000 km, or more, on the Earth's surface. Such hydrothermal reservoirs, reaching depth well in excess of 10km to tap fluids from magna chambers or even deeper crust/mantle sources, are discrete reservoirs, separated from each other by regional seals or barriers. The convection of fluids within these hydrothermal reservoirs, it is suggested, is the mechanism for generating large tonnage, high-grade mineral deposits.

Examples of such systems are the Ashanti Gold Belt in Western Africa, Browns Greek deposit in central west, New South Wales, Australia, the Telfer deposit in Western Australia, (11 million oz of gold) and the numerous deposits of the Tintina Gold Belt of Alaska and the Yukon.

The salient points of the proposed Option Agreement are:

1) Dentonia, upon approval by the regulators, shall issue common shares of Dentonia valued at $10,000, or at the discretion of Phelps Dodge make, in lieu thereof, a payment of $10,000 and commit to make exploration expenditures of $40,000 before the 1st anniversary date of the Option Agreement;

2) In order to maintain the Option Agreement in good standing, Dentonia will make additional cumulative exploration expenditures of $710,000, and issued common shares valued at $90,000, or at the discretion of Phelps Dodge, in lieu thereof, make payments of $90,000, before the 6th anniversary date of Option Agreement. In addition Dentonia must complete 400 meters of diamond core drilling by the second anniversary. Dentonia, at its discretion, has the right to accelerate exploration expenditures and the issuance of shares or make the payments in lieu thereof;

3) Phelps Dodge retains the right to back-in for a 60% interest if it matches Dentonia Exploration expenditure of $750,000, and may obtain a further 10% interest, for a total of 70%, by taking the HY Property to feasibility;

4) All dollar amounts are in Canadian dollars;

5) If Phelps Dodge does not exercise its right to back-in, the HY Property shall be subject, on a sliding scale, to the following net smelter return royalty:

Price of Gold (US$)	Net Smelter Return
Up to $375	2.0%
$376 to $425	2.5%
$426 to $475	3.0%
Over $475	4.0%

For assisting Dentonia to obtain and conclude the Phelps Dodge Option Agreement and the staking of 8 adjacent claims, upon acceptance of the Option Agreement by the regulators, a finder's fee of 10,000 shares of Dentonia is issuable to Robert Culbert and an option of 100,000 shares of Dentonia under the terms of Dentonia's Option Plan at a price of $0.12 per share has been granted to vest in 4 equal installments over a period of 18 months.

The HY Property was staked in the fall of 1996, and two anomalous trends of gold values in soil have been identified, the West Gold Zone is a 50 to 100 meters wide belt, 1,400 meters in length with gold values of up to 484 ppb in soil and 8.74 g/t (0.28 oz/t) gold in rocks (surface grab sample) and the East Gold Zone, 900 meters in length and up to 300 meters in width, returned gold values of up to 1,259 ppb in soil and 37.6 g/t (1.21 oz/t) in rock. (surface grab sample)

Exploration to date on the HY Property has identified and focused on the high-grade gold mineralization, without any core drilling and a failed trenching program. The strike and dip extent of this mineralization have not been fully evaluated.

Hydrothermal replacement-style mineralization has been observed in quartzites on the HY Property representing another significant target. Limestone, which has been observed on the HY Property, represents a chemically-reactive potential host for replacement mineralization.

A program of geological mapping, soil and rock sampling and geophysics (magnetic VLF/EM or IP surveys) is suggested, such a program would effectively evaluate the property for strike extensions and controls of known auriferous zones, and quantify the potential for significant hydrothermal mineralization.

Subsequent diamond drilling would more fully assess the size of the high grade coarse grained quartzite veins and stockwork zones, and perhaps more fully define the potential for a large scale replacement style gold mineralization.

Detailed mapping and sampling on the adjacent FER Property, by Rimfire Minerals Corporation, has identified auriferous quartz veins and stockwork zones, suggesting that the whole area, the HY and FER Properties, may host major hydrothermal replacement type deposits, such deposits worldwide are of major economic importance.

In connection with this news release, reference was made to data developed by Phelps Dodge, Athlone Minerals Ltd., Rimfire Minerals Corporation, various press releases, and an abstract, "The Third Dimension of Hydrothermal Systems, Reduced Fluids and Giant Au Deposits", delivered at the Geodynamics and Ore Deposits Conference, Australian Geodynamics Cooperative Research Center at Ballarat, Victoria, 19-21 February 1997, 81-84.

For additional details, reference should be made to Dentonia's website: www.dentonia.net

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.